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                              February 28, 2022

       Zach Bair
       Chief Executive Officer
       VNUE, Inc.
       104 West 29th Street, 11th Floor
       New York , NY 10001

                                                        Re: VNUE, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 14,
2022
                                                            File No. 333-262712

       Dear Mr. Bair:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 14, 2022

       General

   1. We note that your common stock is quoted on the OTC Pink marketplace. Please note that an at-the-market
resale offering under Rule 415 is not available for registrants quoted on the OTC Pink
marketplace. To sell shares at market prices, we require an
                                                        existing trading market
for those shares, and we do not consider the OTC Pink to be such a market for the
purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your registration
statement to set a fixed price for the shares to be sold by the selling stockholders.
   2. Please provide updated audited financial statements and unaudited pro forma financial statements for fiscal
year 2021, and provide conforming disclosure throughout your filing. Please refer to
Rule 8-08 of Regulation S-X. Additionally, please file the auditor
 Zach Bair
VNUE, Inc.
February 28, 2022
Page 2
      consent of Weinberg & Company P.A., and the consent of BF Borgers CPA PC, related to its audit report dated February 11, 2022 for the financial statements of Stage It Corp. as of
      December 31, 2020 and 2019, included in your filing.
3. Please include a section describing your business pursuant to Item 101 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brian Fetterolf at 202-551-6613 or Katherine Bagley at 202-551-2545 if
you have any questions.



                                                            Sincerely,
FirstName LastNameZach Bair
                                                            Division of
Corporation Finance
Comapany NameVNUE, Inc.
                                                            Office of Trade &
Services
February 28, 2022 Page 2
cc:       Scott Doney
FirstName LastName